Exhibit (c)(3)

Deutsche Bank Corporate & Investment Bank Project Pine Organizational Meeting of the Special Committee January 16, 2018 Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States.

Discussion agenda A • Legal matters B • Review of the proposal C • Process overview D • Illustrative valuation framework Deutsche Bank Corporate & Investment Bank

B Review of the proposal (1/3) Key terms / comments of proposal Comments / areas for clarification – Press release – 13D Information disclosed – 1 Letter to the Board of Directors – Joint bidding agreement (“JBA”) – “Trident Pine Acquisition LP (“Trident” [or “SPC”]), an affiliate of Stone Point Capital LLC (“Stone Point”), is pleased to submit this non-binding indicative proposal, together with Barry D. Zyskind [(“BZ”)], George Karfunkel and Leah Karfunkel and – Lack of detailed disclosure on certain entities controlled by them (the “Family Stockholders”), for the potential investment contribution of involved acquisition of all of the outstanding shares of common stock of AmTrust Financial parties 2 Buyer overview Services, Inc. (“AmTrust”) not owned or controlled by the Family Stockholders” – Identity of senior management and – “This proposal assumes that the Family Stockholders, senior management and certain other stockholders associated certain other stockholders associated with or related to the Family Stockholders will with or related to the Family roll the shares of common stock of AmTrust owned or controlled by them into the Stockholders who will roll shares Acquiror and that the Family Stockholders will also make an additional cash contribution to the Acquiror” – “…the Family Stockholders currently own or control approximately 43% of the 3 Ownership – Treatment of PIPE shares outstanding shares of common stock of AmTrust…” – Acquisition price: $12.25 per share – Premium: 20.8% over January 8, 2017 closing price – “The Group [(Trident and Family Stockholders)] estimates that the aggregate – No reference to valuation or other 4 Economic terms consideration required to acquire the Shares not owned or controlled by the Group in metrics the proposed transaction described in Item 4 below would be approximately $1.1 billion” – “We expect that a special committee consisting of independent members of AmTrust’s board of directors will consider the proposed transaction and make a Formation of Special 5 recommendation to the AmTrust board of directors. We further expect that the – Typical Committee special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction” Deutsche Bank Corporate & Investment Bank Source: Press release dated 1/9/2018, 13D filed 1/10/2018, Letter to the Board of Directors dated 1/9/2018, Joint bidding agreement dated 1/9/2018 1

B Review of the proposal (2/3) Key terms / comments of proposal Comments / areas for clarification – “The transaction will be subject to a non-waivable condition requiring approval of a 6 Shareholder vote majority of the shares of AmTrust not owned by the Family Stockholders, senior – Typical management, or their respective affiliates or associates” – “The Family Stockholders believe that Stone Point is uniquely positioned to partner 7 with the Family Stockholders to undertake the proposed transaction and the Family Other buyers – Typical Stockholders have no interest in selling any of the shares of common stock of AmTrust owned or controlled by them” – “Consummation of the proposed transaction would be contingent on the “majority of the minority” stockholder approval described above, receipt of required regulatory – Discuss financing condition (not in press approvals, AmTrust’s consummation of its previously announced sale of a 51% release) equity interest in certain of AmTrust’s U.S.-based fee businesses to Madison – Contingent on sale of U.S.-based fee 8 Conditions to close Dearborn Partners and other customary conditions to closing, potentially including a business (not in press release) condition related to the percentage of outstanding shares of common stock of – Understand potential appraisal rights AmTrust demanding appraisal rights. The proposed transaction would not be subject condition to a financing condition” – Silent on converts / debt – “…this proposal also contemplates that the outstanding series of AmTrust preferred 9 Other securities – Ongoing disclosure and other stock will remain outstanding in accordance with their terms” obligations of the preferred securities – “Any obligation of Stone Point (including funds managed by Stone Point) and the 10 Definitive documents Family Stockholders with respect to the proposed transaction will be only as set forth – Typical (not in press release) in a definitive written agreement executed by them” Deutsche Bank Corporate & Investment Bank Source: Press release dated 1/9/2018, 13D filed 1/10/2018, Letter to the Board of Directors dated 1/9/2018, Joint bidding agreement dated 1/9/2018 2

B Review of the proposal (3/3) Key terms / comments of proposal Comments / areas for clarification – “In connection with the proposed transaction, we hereby request that the special committee agree to allow Stone Point and the Family Stockholders to speak with – Discuss process and parameters certain other stockholders that are related to or associated with the Family – Identity of “certain other stockholders” Stockholders about potentially rolling over such other stockholders’ shares of common stock in connection with the proposed transaction” 11 Requests – “Stone Point and the Family Stockholders also request that the special committee agree to allow Stone Point and the Family Stockholders to speak with certain other – Discuss process and parameters third-party financing sources regarding such other third-party financing sources potential equity participation in the proposed transaction” – “SPC and the Stockholders are engaged in discussions regarding the potential acquisition of AmTrust Financial Services, Inc.,... pursuant to which AmTrust would be acquired by a new entity formed by the Parties [(SPC and the Stockholders)]” – “Each of the Parties agrees to work exclusively with the other Parties with respect to a Bid” 12 Joint Bidding – “This Agreement shall terminate automatically upon the earlier of (A) consummation Agreement of a Transaction or (B) three (3) months after the date hereof” – “…Stockholders shall, on a joint and several basis, pay to SPC, contingent upon, and within fifteen (15) business days of the consummation of such transaction (whether or not within such twelve (12) month period), an amount determined by BZ in good faith, which amount shall not be less than $10,000,000 and shall not be greater than $30,000,000)” – Family: Paul Weiss 13 Advisors – Stone Point: Skadden Arps and E&Y Deutsche Bank Corporate & Investment Bank Source: Press release dated 1/9/2018, 13D filed 1/10/2018, Letter to the Board of Directors dated 1/9/2018, Joint bidding agreement dated 1/9/2018 3

C Illustrative process straw-man Conduct organizational and preparatory work (hire advisors, etc.) Conduct due diligence of business (business, projections/financial, legal, other) Evaluate and analyze proposal Review various options, including but not limited to: Proceed with current Negotiate higher Approach third party Recapitalization / Maintain status quo proposal price buyers other Negotiate with bidder and advisors Negotiate transaction and market check (if appropriate) Close transaction Deutsche Bank Corporate & Investment Bank 4

D Illustrative valuation framework Potential items for consideration Valuation levers Comments â€’ Understand assumptions and benchmark plan vs. prior projections, historical performance, Wall Street 1 Company financial plan analyst estimates and peers â€’ Analysis of capitalization including excess capital, if any Excess capital and 2 â€’ Incremental debt capacity, if any leverage capacity â€’ Ability to conduct share buybacks based on leverage and excess capital â€’ Current and recent stock price performance â€’ Stand-alone and against market and peers Public market performance & 3 â€’ Consider volume / Volume Weighted Average Price research perspectives â€’ Shareholder base analysis â€’ Review of Wall Street analyst earnings estimates and changes in earnings estimates, if any â€’ Analysis of trading valuations of comparable companies Trading 4 â€’ Price / Earnings, Price / Book Value, Price / Tangible Book Value are typically considered comparables â€’ Regression of Price / Book Value to Return on Equity is also sometimes used for insurance companies â€’ Analysis of multiples paid in precedent transactions Precedent insurance 5 â€’ Price / Earnings, Price / Book Value, Price / Tangible Book Value and bid premia are typically considered company transactions â€’ Multiples can reflect change of control premium Precedent minority squeeze- 6 â€’ Review of minority squeeze-out bid premia relative to undisturbed price outs â€’ Discount future dividends and the calculated terminal value; apply an appropriate discount rate reflecting 7 Dividend discount model the cost of equity â€’ Level of interest / actionability 8 Analysis of other buyers â€’ Ability to pay Deutsche Bank Corporate & Investment Bank 5

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